Exhibit 99.1

JOINT PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE December 20, 2013
CANADIAN ZINC COMPLETES MESSINA MINERALS INC. ACQUISITION

Vancouver, British Columbia, December 20, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“Canadian Zinc”) and Messina Minerals Inc. (TSXV: MMI) (“Messina”) are pleased to announce that they have successfully completed the plan of arrangement (the “Arrangement”) announced on September 12, 2013, whereby Canadian Zinc has acquired all of the issued and outstanding common shares in the capital of Messina that it did not already own. The Arrangement was approved by Messina Shareholders on December 16, 2013 and approved by the Supreme Court of British Columbia on December 17, 2013.

Pursuant to the terms of the Arrangement, shareholders of Messina (other than Canadian Zinc) received 0.16949 of a share of Canadian Zinc for each one Messina share held. Details of the Arrangement are in the Messina Management Information Circular dated as of November 14, 2013, which can be found on SEDAR at www.sedar.com under Messina’s profile.

John Kearney, Chairman and Chief Executive Officer of Canadian Zinc, commented “We are pleased to welcome our new shareholders from Messina and thank them for their strong support of this transaction. Including Messina’s Tulks South project and Canadian Zinc’s South Tally Pond project, Canadian Zinc now holds a large and highly prospective land package encompassing more than 600 km2 in central Newfoundland. These properties include three polymetallic deposits with established National Instrument 43-101 resources, several other deposits with historic resources and numerous, as yet, untested exploration targets. We look forward to next year’s field season to further advance these targets”.

With the completion of the Arrangement, the Messina shares will be delisted from the TSX Venture Exchange on or about the close of business on December 20, 2013.

Exchange of Messina Shares

As a result of the acquisition, Canadian Zinc issued a total of 2,132,714 common shares for the 12,583,112 common shares of Messina which it did not own that were outstanding immediately prior to the effective time of the Arrangement. Canadian Zinc shareholders prior to the completion of the Arrangement and former Messina shareholders own approximately 98.72% and 1.28% of the combined company, respectively, on a non-diluted basis.

All currently outstanding share purchase warrants and stock options of Messina are exercisable to acquire common shares of Canadian Zinc at the same exchange ratio of 0.16949 of a Canadian Zinc share for each one Messina share to which such holder was previously entitled, for the same aggregate consideration.

For Messina shareholders who hold their shares through a broker, the exchange of the Messina shares for Canadian Zinc shares will be processed through their broker. For Messina shareholders who hold their shares in registered form, the new Canadian Zinc share certificates will be processed after they deposit their old Messina share certificates, along with a duly completed Letter of Transmittal, with Computershare Investor Services (“Computershare”), the depository for the transaction, in accordance with the instructions in the Letter of Transmittal. The Letters of Transmittal are being sent today by Computershare to former registered Messina shareholders.

Any questions regarding exchange of shares, including request for another form of Letter of Transmittal, should be directed to your broker if applicable or Computershare via telephone at 1-800-564-6253 or via email at corporateactions@computershare.com.

Messina Projects

Messina held an extensive land package in central Newfoundland. Messina’s key projects are the Tulks South project and the Long Lake project, both of which are situated approximately 50 kilometres from Canadian Zinc’s Lemarchant deposit of the South Tally Pond project.

The Tulks South project has three productive horizons containing massive sulphide mineralization. The main Boomerang horizon contains the Boomerang, Domino, and Hurricane mineral resource areas. The Boomerang deposit has indicated resources of 1,364,000 tonnes averaging 7.1% zinc, 3.0% lead 0.5% copper, 110 g/t silver and 1.7 g/t gold as well as inferred resources of 689,300 tonnes averaging 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 0.9 g/t gold. (Technical Report on the Tulks South Property, Central Newfoundland, Canada, dated August 2007, prepared by Snowden Group and FORTIS Geoservices Ltd., which was SEDAR filed on August 3, 2007, under Messina’s profile).

The Long Lake project hosts the Main zone zinc-lead-copper-silver-gold massive sulphide deposit, which was discovered by Noranda in 1994. A total of 42 drillholes (Noranda, Messina) have now been completed testing the Main zone. Thirty four holes have intersected massive sulphide mineralization over a 200 meter strike length and to a vertical depth of 240 meters. The Main zone inferred resource measures 407,000 tonnes averaging 7.82% zinc, 1.58% lead, 0.97% copper, 49 g/t silver, 0.57 g/t gold. (Independent Technical Report for the Main Zone of the Long Lake Volcanic Massive Sulphide Project, Newfoundland and Labrador, Canada, prepared by SRK Consulting (Canada) Inc., April 16, 2012, which was SEDAR filed on April 16, 2012, under Messina’s profile).

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. Canadian Zinc’s key projects are the 100%-owned Prairie Creek property, a fully permitted, advanced-staged zinc-lead-silver property with mineable reserves, located in the Northwest Territories and the Central Newfoundland project, which includes the Lemarchant, Boomerang-Domino and Long Lake deposits with National Instrument 43-101 inferred and indicated resources, along with other property interests in central Newfoundland.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the advancement of mineral properties. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for Canadian Zinc, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of Canadian Zinc. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

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